                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                NINE MONTHS ENDED            THREE MONTHS ENDED
                                                  SEPTEMBER 30,                 SEPTEMBER 30,
                                            -------------------------     -------------------------
                                               1995           1994           1995           1994
                                            ----------     ----------     ----------     ----------
Income before income taxes................  $2,543,956     $2,167,416     $  878,867     $  748,313
Less -- Equity income of less than 50%
  owned persons...........................      64,123         32,153         23,081         11,423
Add -- Dividends from less than 50% owned
  persons.................................       4,003          3,701          1,063            958
                                            ----------     ----------     ----------     ----------
                                             2,483,836      2,138,964        856,849        737,848
Add --
  Fixed charges...........................   1,168,552      1,044,165        387,832        339,209
Less --
  Capitalized interest....................      38,689         33,293         11,199         11,021
                                            ----------     ----------     ----------     ----------
Income before income taxes and fixed
  charges.................................  $3,613,699     $3,149,836     $1,233,482     $1,066,036
                                            ==========     ==========     ==========     ==========
Fixed charges:
  Interest costs..........................  $1,108,792     $  994,041     $  367,912     $  322,501
  Rent expense *..........................      59,760         50,124         19,920         16,708
                                            ----------     ----------     ----------     ----------
     Total fixed charges..................  $1,168,552     $1,044,165     $  387,832     $  339,209
                                            ==========     ==========     ==========     ==========
Ratio of earnings to fixed charges........        3.09           3.02           3.18           3.14

---------------

* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 4.67 and 5.17 for the third quarter and 4.67 and 5.45 for the first nine months of 1995 and 1994, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.

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